UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER

THE TRUST INDENTURE ACT OF 1939

Ohio Casualty Corporation

(Name of Applicant)

9450 Seward Road

Fairfield, OH 45014

(513) 603-2600

(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
5.00% Convertible Notes due 2022	Up to a maximum aggregate principal amount of $184,250,000

Approximate Date Of Proposed Public Offering:

As promptly as possible after the Effective Date of this Application for Qualification

Debra K. Crane, Esq.

Senior Vice President, General Counsel and Secretary

Ohio Casualty Corporation

9450 Seward Road

Fairfield, Ohio 45014

Telephone: (513) 603-2400

(Name and Address of Agent for Service)

With a copy to:

Susan J. Sutherland, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.	General Information.

(a)	Form of organization: Ohio Casualty Corporation (the “Issuer”) is a Ohio corporation.

(b)	State or other sovereign power under the laws of which organized: The Issuer is incorporated under the laws of the State of Ohio.

2.	Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum, dated February 22, 2005 (the “Offering Memorandum”), and the accompanying Letter of Transmittal, dated February 22, 2005, the Issuer is offering (the “Exchange Offer”) to exchange the Issuer’s 5.00% Convertible Notes due 2022 (the “New Notes”) for the Issuer’s 5.00% Convertible Notes due 2022 (the “Old Notes”). The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.6.

The New Notes will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application.

No tenders of Old Notes will be accepted before the effective date of this Application.

The Exchange Offer is being made by the Issuer in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Notes by the Issuer, nor are there any such other sales planned by or through an underwriter at or about the time of the Exchange Offer.

The Issuer has retained MacKenzie Partners, Inc. as the “Information Agent” and HSBC Bank USA, National Association as the “Exchange Agent” in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to the registered holders of the Old Notes (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offering Memorandum and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes for New Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Issuer for their services. Regular employees of the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.

No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum.

AFFILIATIONS

3.	Affiliates.

Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a) For purposes of this Application only, the officers and directors of the applicant named in response to Item 4 hereof may be deemed affiliates of the applicant by virtue of the positions held by such persons with the applicant.

(b) The following list sets forth the affiliates of the Issuer as of the date of this Application (note that jurisdictions of incorporation or organization are set forth in parenthesis and the term “owns” indicates 100% ownership of all voting securities unless another percentage is noted):

Ohio Casualty owns:

•	The Ohio Casualty Insurance Company (Ohio)

•	West American Insurance Company (Indiana)

•	Ohio Casualty of New Jersey, Inc. (Ohio)(99%)

•	Ohio Security Insurance Company (Ohio)

•	American Fire and Casualty Company (Ohio)

•	Avomark Insurance Company (Indiana)

•	Ocasco Budget, Inc. (Ohio)

•	Avomark Insurance Agency, LLC (Ohio)

•	Ohio Life Brokerage Services, Inc. (Ohio)

•	OCI Printing, Inc. (Ohio)

•	Ocasco Securities Corporation (Ohio)

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

The names of the directors and executive officers of the Issuer are set forth below. The mailing address for each director and executive officer is: c/o Ohio Casualty

Corporation, 9450 Seward Road, Fairfield, OH 45014 and each person’s telephone number is (513) 603-2400:

Dan R. Carmichael	President, Chief Executive Officer, Director
Elizabeth M. Riczko	President, Insurance Operations
Michael Winner	Executive Vice President and Chief Financial Officer
Michael E. Sullivan	Senior Vice President, Commercial Lines
John S. Busby	Executive Vice President, Chief Operating Officer, Specialty Lines
Derrick D. Shannon	Senior Vice President, Personal Lines
Debra K. Crane	Senior Vice President, General Counsel and Secretary
Ralph G. Goode	Senior Vice President, Claims Operations
John S. Kellington	Senior Vice President, Chief Technology Officer
Thomas E. Schadler	Senior Vice President, Chief Actuary
Howard L. Sloneker III	Senior Vice President, Human Resources
Terrence J. Baehr	Director
William P. Boardman	Director
Jack E. Brown	Director
Catherine E. Dolan	Director
Philip G. Heasley	Director
Ralph S. Michael III	Director
Robert A. Oakley	Director
Stanley N. Pontius	Director, Chairman of the Board
Jan H. Suwinski	Director
Michael L. Wright	Director

5.	Principal Owners of Voting Securities.

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

As of February 21, 2005, Ohio Casualty believes that no person owns more than 10 percent of Ohio Casualty’s voting shares.

UNDERWRITERS

6.	Underwriters.

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of Ohio Casualty’s securities:

Underwriter’s Name and Mailing Address	Security Underwritten

Citigroup Global Markets Inc.

399 Park Avenue

New York, NY 10043

Goldman, Sachs & Co.

85 Broad Street

New York, NY 10004

Merrill Lynch, Pierce, Fenner & Smith Incorporated

4 World Financial Center

250 Vesey Street

New York, NY 10080

7.30% Senior Notes due 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center 250 Vesey Street New York, NY 10080 Salomon Smith Barney (now part of Citigroup Global Markets) (Address shown above)	5.00% Convertible Notes due 2022

(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7.	Capitalization.

(a) Furnish the following information as to each authorized class of securities of the applicant.

As of February 11, 2005, Ohio Casualty had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares issued by Ohio Casualty	150,000,000 shares	62,286,918 shares
7.30% Senior Notes due 2014	$200,000,000.00	$200,000,000.00
5.00% Convertible Notes due 2022	$186,250,000.00	$186,250,000.00

(b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Holders of Ohio Casualty’s common shares, par value $0.125 per share, are entitled to one vote for each share registered in such holder’s name.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

New Notes

The New Notes will be issued under a new indenture (the “New Indenture”), between the Issuer, and HSBC Bank USA, National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture Relating to the New Notes filed as Exhibit T3C.1 hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the New Indenture.

(a) Event of Default

Each of the following constitutes an event of default under the New Indenture:

1.	the Issuer’s failure to pay when due the principal of or premium, if any, on any of the New Notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

2.	the Issuer’s failure to pay an installment of interest (including liquidated damages, if any) on any of the New Notes that continues for 30 days after the date when due;

3.	the Issuer’s failure to deliver the principal return, cash in lieu of fractional common shares and net shares, if any, when such principal return, such cash in lieu of fractional shares and such net shares, if any, are required to be delivered upon conversion of a note, which failure continues for ten days after the required delivery date;

4.	the Issuer’s failure to perform or observe any other term, covenant or agreement contained in the New Notes or the New Indenture for a period of 60 days after written notice of such failure, requiring the Issuer to remedy the same, shall have been given to the Issuer by the Trustee or to the Issuer and the Trustee by the holders of at least 25% in aggregate principal amount of the New Notes then outstanding;

5.	(A) one or more defaults in the payment of principal of or premium, if any, on any of the Issuer’s indebtedness aggregating $10 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived within a 30 day period after the date of such default or (B) any of the Issuer’s indebtedness aggregating $10 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a 30 day period after the date of such acceleration;

6.	the Issuer’s failure to provide timely notice of a change in control;

7.	certain events of bankruptcy, insolvency or reorganization of the Issuer or that of any of its significant subsidiaries; and

8.	the Issuer’s filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code or state insurance insolvency laws.

The New Indenture provides that the Trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the New Notes notice of all uncured defaults, but the Trustee shall be protected in withholding such notice if it determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, interest on, or other similar obligation with respect to the New Notes.

If an event of default specified in clause (7) or clause (8) above occurs and is continuing, then automatically the principal and interest on all the New Notes shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) or clause (8) above (the default not having been cured or waived as provided in the New Indenture), the Trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding may declare the New Notes due and payable at their principal amount together with accrued interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the New Notes then outstanding upon the conditions provided in the New Indenture.

The New Indenture provides that the holders of a majority in aggregate principal amount of the New Notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or that the Trustee determines is unduly prejudicial to the rights of other holders, unless the Trustee is offered indemnity satisfactory to it against loss, liability or expense.

The Issuer will be required to furnish annually to the Trustee a statement as to the fulfillment of the Issuer’s obligations under the New Indenture.

(b) Authentication and Delivery of the New Notes and Application of Proceeds.

The New Notes shall be executed on behalf of the Issuer by one Officer of the Issuer. The signature of an Officer may be manual or facsimile.

No security shall be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose unless there appears on such security a certificate of authentication substantially in the form provided in the New Indenture duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any security shall be conclusive evidence, and the only evidence, that such security has been duly authenticated and delivered under the New Indenture.

The Trustee shall authenticate and deliver securities for original issue in an aggregate Principal Amount up to $184,250,000 upon the Issuer’s Order. The aggregate

Principal Amount of New Notes outstanding at any time may not exceed the amount set forth in the foregoing sentence, except as provided in Section 2.07 of the New Indenture.

There will be no proceeds resulting from the issuance of the New Notes.

(c) Release of Property Subject to Lien

Not applicable.

(d) Satisfaction and Discharge

The Issuer may discharge its obligations under the New Indenture while New Notes remain outstanding, subject to certain conditions, if:

•	all outstanding New Notes will become due and payable at their scheduled maturity within one year, or

•	all outstanding New Notes are scheduled for redemption within one year,

•	and, in either case, the Issuer has deposited with the Trustee an amount sufficient to pay and discharge all outstanding New Notes on the date of their scheduled maturity or the scheduled date of redemption; provided that the Issuer shall remain obligated to deliver the principal return and net shares, if any, upon conversion of the New Notes.

The Trustee shall join in the execution of a document prepared by the Issuer acknowledging satisfaction and discharge of the New Indenture on demand of the Issuer accompanied by an Officers’ Certificate and Opinion of Counsel and at the cost and expense of the Issuer.

(e) Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer, an Officers’ Certificate in which one of the two Officers signing such certificate is either the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer of the Issuer, as applicable, stating whether or not to the knowledge of the signers thereof the Issuer, as applicable, is in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Issuer, as applicable, shall be in default, specifying all such defaults and the nature and status thereof of which the signers may have knowledge.

The Issuer will deliver to the Trustee, as soon as possible and in any event within five days, upon becoming aware of any default or any Event of Default, an Officers’

Certificate specifying with particularity such default or Event of Default and further stating what action the Issuer has taken, is taking or proposes to take with respect thereto.

1.	Other Obligors.

Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a) Pages numbered 1 to 11, consecutively;

(b) The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

(c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A – Articles of Incorporation, as amended, of the Issuer (incorporated by reference to Exhibit 4.1(f) to the Issuer’s Registration Statement on Form S-3 (Registration No. 333-105092) filed with the Securities and Exchange Commission on March 13, 2002.

(ii)	Exhibit T3B – Code of Regulations, as amended, reflecting amendments through April 16, 2003 (incorporated by reference to Exhibit 4.2(d) to the Issuer’s Registration Statement on Form S-3 (Registration No. 333-105092) filed with the Securities and Exchange Commission on March 13, 2002.

(iii)	Exhibit T3C.1* – Form of Indenture Relating to the New Notes between the Issuer and the Trustee.

(iv)	Exhibit T3D – Not applicable.

(v)	Exhibit T3E.1* – Offering Memorandum, dated as of February 22, 2005.

(vi)	Exhibit T3E.2* – Letter of Transmittal, dated as of February 22, 2005.

(vii)	Exhibit T3E.3* – Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of February 22, 2005.

(viii)	Exhibit T3E.4* – Letter to Clients, dated as of February 22, 2005.

(ix)	Exhibit T3E.5* – Notice of Guaranteed Delivery, dated as of February 22, 2005.

(x)	Exhibit T3E.6* – Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(xi)	Exhibit T3E.7* – Press Release of Ohio Casualty Corporation, dated February 22, 2005.

(xii)	Exhibit T3F* – Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

(xiii)	Exhibit 25.1* – Form T-1 Qualifying HSBC Bank USA, National Association as Trustee under the Indenture to be Qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ohio Casualty Corporation, a corporation organized and existing under the laws of the State of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Fairfield, and state of Ohio, on February 22, 2005.

(SEAL)

OHIO CASUALTY CORPORATION

By:	/S/ A. LARRY SISK
Name: A. Larry Sisk
Title: Vice President and Treasurer

Attested By:	/S/ A. LARRY SISK
Name: A. Larry Sisk
Title: Vice President and Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Articles of Incorporation, as amended, of the Issuer (incorporated by reference to Exhibit 4.1(f) to the Issuer’s Registration Statement on Form S-3 (Registration No. 333-105092) filed with the Securities and Exchange Commission on March 13, 2002.

Exhibit T3B	Code of Regulations, as amended, reflecting amendments through April 16, 2003 (incorporated by reference to Exhibit 4.2(d) to the Issuer’s Registration Statement on Form S-3 (Registration No. 333-105092) filed with the Securities and Exchange Commission on March 13, 2002.

Exhibit T3C.1*	Form of Indenture Relating to the New Notes between the Issuer and the Trustee.

Exhibit T3E.1*	Offering Memorandum, dated as of February 22, 2005.

Exhibit T3E.2*	Letter of Transmittal, dated as of February 22, 2005.

Exhibit T3E.3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of February 22, 2005.

Exhibit T3E.4*	Letter to Clients, dated as of February 22, 2005.

Exhibit T3E.5*	Notice of Guaranteed Delivery, dated as of February 22, 2005.

Exhibit T3E.6*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Exhibit T3E.7*	Press Release of Ohio Casualty Corporation, dated February 22, 2005.

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1*	Form T-1 Qualifying HSBC Bank USA, National Association as Trustee under the Indenture to be Qualified.

*	Filed herewith.